[Symons Capital Management, Inc. Letterhead]

Letter Agreement

December 7, 2006

To:	Unified Series Trust
431 North Pennsylvania Street
Indianapolis, Indiana 46204

Dear Sirs:

You have engaged us to act as the sole investment adviser to the Symons Alpha Growth Institutional Fund (the “Fund”) pursuant to a Management Agreement approved by the Board of Trustees of Unified Series Trust.

We hereby agree to waive our management fee and/or reimburse Fund operating expenses, but only to the extent necessary to maintain the Fund’s total operating expenses, excluding brokerage fees and commissions, borrowing costs (such as interest and dividend expenses on securities sold short), taxes, extraordinary expenses and any indirect expenses (such as expenses incurred by other investment companies in which the Fund may invest), at 1.49% of the Fund’s average daily net assets, through November 30, 2008. Thereafter, this Letter Agreement shall be renewable for successive one year periods, upon the written agreement of the parties hereto. Each waiver or reimbursement of an expense by us is subject to repayment by the Fund within the three fiscal years following the fiscal year in which the expense was incurred, provided that the Fund is able to make the repayment without exceeding the 1.49% expense limitation.

This letter agreement shall be effective as of the date the Fund commences investment operations.

Very truly yours,

Symons Capital Management, Inc.

By:__________________________________

Name:

Title:

Acceptance

The foregoing Agreement is hereby accepted.

Unified Series Trust

By:__________________________________
Anthony J. Ghoston, President